Exhibit 99.1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF

KINGSWAY FINANCIAL SERVICES INC.

AND MANAGEMENT INFORMATION CIRCULAR

FOR THE MEETING TO BE HELD ON THURSDAY, MAY 26, 2011

DATED APRIL 27, 2011

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an annual meeting (the “Meeting”) of the shareholders of Kingsway Financial Services Inc. (the “Corporation”) will be held at 10:00 a.m. (Toronto time) on Thursday, May 26, 2011, at the offices of Ogilvy Renault LLP, Suite 3800, Royal Bank Plaza, South Tower, Toronto, Ontario, M5J 2Z4, for the following purposes:

1)	To receive and consider the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2010 together with the report of the auditors thereon;

2)	To elect directors of the Corporation;

3)	To appoint BDO USA LLP as the auditors of the Corporation for the fiscal year ending December 31, 2011 and to authorize the board of directors of the Corporation to set the auditors’ remuneration;

4)	To transact such other business as may properly come before the Meeting, and any postponements or adjournments thereof.

The accompanying Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice of Meeting.

SHAREHOLDERS WHO ARE UNABLE TO ATTEND THE MEETING IN PERSON SHOULD COMPLETE, DATE AND SIGN THE ENCLOSED FORM OF PROXY, AND RETURN IT IN THE ENVELOPE PROVIDED FOR THAT PURPOSE.

Proxies to be used at the Meeting must be deposited with Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, before 10:00 a.m. (Toronto time) on Tuesday, May 24, 2011, or if the meeting is adjourned, no later than 5:00 p.m. (Toronto time) on the second business day preceding the day to which the Meeting is adjourned. The proxy voting cut-off may be waived by the Chairman at his discretion without notice.

By Order of the Board

“Spencer L. Schneider”

Spencer L. Schneider
Chairman
of the Board

Toronto, Ontario
April 27, 2011

MANAGEMENT INFORMATION CIRCULAR

All information in this circular is as of April 27, 2011, unless otherwise indicated.

TABLE OF CONTENTS
INVITATION TO SHAREHOLDERS	1
GENERAL PROXY INFORMATION	2
Solicitation of Proxies	2
Quorum	2
Voting Securities and Principal Holders Thereof	2
Q&A on Proxy Voting	2
PARTICULARS OF MATTERS TO BE ACTED UPON	5
Financial Statements	5
Approval of Appointment of Auditors	5
Election of Directors	6
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	10
Board Committees	10
EXECUTIVE COMPENSATION	11
Named Executive Officers for 2010	11
Compensation Discussion & Analysis	12
Performance Graph	16
Option-based Awards	17
Summary Compensation Table for Named Executive Officers	18
Summary Compensation Table for Named Executive Officers - Narrative Description	19
Currencies	19
Officers Who Also Act as Directors	19
Incentive Plan Awards	20
Termination and Change of Control Benefits	21
Director Compensation	22
Securities Authorized for Issuance Under Equity Compensation Plans	24
Indebtedness of Directors and Officers	24
Directors’ and Officers’ Insurance	24
Interests of Informed Persons and Others in Material Transactions	24
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	25
APPROVAL	25
OTHER MATTERS	25
ADDITIONAL INFORMATION	26
SCHEDULE “A”	A-1

INVITATION TO SHAREHOLDERS

I would like to invite you to join our board of directors and the senior management of Kingsway Financial Services Inc. at our next annual meeting, which convenes at 10:00 a.m. (Toronto time) on Thursday, May 26, 2011, at the offices of Ogilvy Renault LLP, Suite 3800, Royal Bank Plaza, South Tower, Toronto, Ontario, M5J 2Z4.

Should you have any questions for us, we would be pleased to answer them.

If you cannot attend in person, I encourage you to exercise the power of your proxy, which is well explained in the accompanying Management Information Circular.

I appreciate your participation, and I look forward to seeing you on May 26, 2011 in Toronto.

Sincerely,

“Larry G. Swets, Jr.”

Larry G. Swets, Jr.

President and Chief Executive Officer

GENERAL PROXY INFORMATION

Solicitation of Proxies

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by or on behalf of the management of Kingsway Financial Services Inc. (the “Corporation”) for use at the annual meeting (the “Meeting”) of shareholders of the Corporation (the “shareholders”) to be held on Thursday, May 26, 2011 at 10:00 a.m. (Toronto time) at the offices of Ogilvy Renault LLP, Suite 3800, Royal Bank Plaza, South Tower, Toronto, Ontario, M5J 2Z4, or any adjournment thereof, for the purposes set out in the accompanying notice of meeting (the “Notice of Meeting”).

The solicitations will be made primarily by mail, but proxies may also be solicited personally or by telephone by directors, officers and regular employees of the Corporation at nominal cost. Banks, brokers, custodians, nominees and fiduciaries will be requested to forward the proxy soliciting materials to beneficial owners, and the Corporation will reimburse such persons for such reasonable out-of-pocket expenses incurred by them. The expenses of soliciting proxies, including the cost of preparing, assembling and mailing of this Circular and proxy material to shareholders, will be borne by the Corporation.

Quorum

A quorum is required in order for the Meeting to be properly constituted. Two (2) shareholders personally present and representing, either in their own right or by proxy, not less than twenty five percent (25%) of the issued shares of the Corporation shall constitute a quorum of the Meeting.
Voting Securities and Principal Holders Thereof

The authorized capital of the Corporation consists of an unlimited number of common shares (the “Shares” or “Common Shares”). As of the close of business on April 21, 2011, the record date for the Meeting (the “Record Date”), 52,345,828 Common Shares were outstanding and entitled to be voted at the Meeting. Each Common Share is entitled to one (1) vote. The outstanding Common Shares are listed on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”) under the symbol “KFS”.

As of the Record Date, to the knowledge of the directors and officers of the Corporation, the following persons beneficially owned or exercised control or direction over more than ten (10%) percent of the outstanding Common Shares of the Corporation:

Joseph Stilwell, approximately 8,840,422 Shares (representing approximately 16.9% of the outstanding Shares)

Bruce Mitchell, approximately 5,602,478 Shares (representing approximately 10.7% of the outstanding Shares)

Q&A on Proxy Voting

Q:         What am I voting on?

A:	Shareholders are voting on the following: (i) the election of directors of the Corporation (the “Board”); and (ii) the appointment of the auditors of the Corporation.

Q:         Who is entitled to vote?

A:	Shareholders as of the close of business on the Record Date are entitled to vote. Each Common Share is entitled to one vote on those items of business identified in the Notice of Meeting.

Q:         Who can I call with questions?

A:
If you have questions about the information contained in this Circular or require assistance in completing your form of proxy, please call Kingsdale Shareholder Services Inc., the Corporation’s proxy solicitation agent, toll-free at 1-866-581-1479. Further contact details for Kingsdale Shareholder Services are located on the back cover of this Circular.

Q:         How do I vote?

A:
If you are a registered shareholder there are a number of ways you can vote your Shares - you may vote in person at the Meeting or you may sign the enclosed form of proxy appointing the named persons or some other person you choose, who need not be a shareholder, to represent you as proxyholder and vote your Shares at the Meeting. In addition, you may vote your Shares by telephone or on the internet in the manner described in the enclosed form of proxy. If your Shares are held in the name of a nominee and you wish to attend the Meeting, refer to the answer to the question “If my Shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my Shares?”.

Q:         What if I plan to attend the Meeting and vote in person?

A:
If you are a registered shareholder and plan to attend the Meeting on May 26, 2011 and wish to vote your Shares in person at the Meeting, do not complete or return the form of proxy. When you arrive to vote in person at the Meeting, please register with the transfer agent, Computershare Investor Services Inc. Computershare will remove your vote from the proxy tabulation and your vote will be counted in person. If your Shares are held in the name of a nominee and you wish to attend the Meeting, refer to the answer to the question “If my Shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my Shares?” for voting instructions.

Q:         Who is soliciting my proxy?

A:
Your proxy is being solicited by or on behalf of management of the Corporation and the associated costs will be borne by the Corporation. The solicitation will be made primarily by mail, but may also be made in writing or in person by the employees of the Corporation or Computershare Investor Services Inc.

Q:         What happens if I sign the form of proxy enclosed with this Circular?

A:
Signing the enclosed form of proxy gives authority to Spencer Schneider, Chairman of the Board, or failing him, Larry G. Swets, Jr., President and Chief Executive Officer of the Corporation, respectively, or to another person you have appointed, to vote your Shares at the Meeting.

Q:         Can I appoint someone other than these representatives to vote my Shares?

A:
Yes. Write the name of this person, who need not be a shareholder, in the blank space provided in the form of proxy. It is important to ensure that any other person you appoint is attending the Meeting and is aware that he or she has been appointed to vote your Shares. Proxyholders should, upon arrival at the Meeting, present themselves to a representative of Computershare Investor Services Inc.

Q:         What do I do with my completed proxy?

A:
Return it to the Corporation’s transfer agent, Computershare Investor Services Inc., in the envelope provided or at Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, so that it arrives no later than 10:00 a.m. (Toronto time) on May 24, 2011. This will ensure that your vote is recorded. The proxy voting cut-off may be waived by the Chairman at his discretion without notice.

Q:         How will my Shares be voted if I give my proxy?

A:
On the form of proxy, you can indicate how you want your proxyholder to vote your Shares, or you can let your proxyholder decide for you. Your proxyholder must vote or withhold from voting in accordance with your instructions on any ballot that may be called for, and if you have specified on the form of proxy how you want your Shares to be voted on any matter to be acted upon, your Shares will be voted accordingly.

If you have not specified on the form of proxy how you want your Shares to be voted on a particular issue, then your proxyholder can vote your Shares as he or she sees fit.

In the absence of such directions, however, the management nominees will vote your Shares in favour of: (i) the election of the proposed directors noted in the Circular to the Board; and (ii) the appointment of auditors.

Q:         If I change my mind, can I take back my proxy once I have given it?

A:
Yes. If you change your mind and wish to revoke your proxy, prepare a written statement to this effect. The statement must be signed by you or your attorney as authorized in writing or, if the shareholder is a corporation, signed under its corporate seal or by a duly authorized officer or attorney of the corporation. This statement must be delivered either to the registered office of the Corporation at any time up to 5:00 p.m. (Toronto time) on Wednesday, May 25, 2011 or to transfer agent on the day of the Meeting, May 26, 2011, or any adjournment or postponement of the Meeting, prior to the time of voting. The proxy voting cut-off may be waived by the Chairman at his discretion without notice. A subsequent validly submitted proxy, or a subsequent internet or telephone vote will also supersede a previous vote.

Q:	What if amendments are made to these matters or if other matters are brought before the Meeting?

A:
The persons named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.

As of the date of this Circular, management of the Corporation knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment.

Q:         How many Shares are entitled to vote?

A:	As of the Record Date, there were 52,345,828 Common Shares outstanding. Each registered shareholder has one vote for each Common Share held at the close of business on the Record Date.

Q:         How will the votes be counted?

A:	Each question brought before the Meeting is determined by a majority of votes cast on the question. In the case of equal votes, the Chairman of the Meeting is not entitled to a second or casting vote.

Q:         Who counts the votes?

A:	The Corporation’s transfer agent, Computershare Investor Services Inc., counts and tabulates the proxies.

Q:	If I need to contact the transfer agent, how do I reach them?

A:	You can contact the transfer agent as follows:

by mail:	by telephone or email:
Computershare Investor Services Inc. Proxy Department. 100 University Avenue, 9th Floor Toronto, Ontario, M5J 2Y1	within Canada and the United States at 1-800-564-6253 all other countries (416) 981-9633 or by email: service@computershare.com

Q:	If my Shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my Shares?

A:           Generally, your Shares may be voted in one of two ways:

(i)
Unless you have previously informed your nominee that you do not wish to receive material relating to the Meeting, you will have received this Circular from your nominee, together with a request for voting instructions for the number of Shares you hold.  If you do not plan on attending the Meeting, or do not otherwise wish to vote in person at the Meeting, please follow the voting instructions provided by your nominee.

(ii)
If you wish to attend and vote your shareholdings at the Meeting, the Corporation will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you wish to vote in person at the Meeting, insert your own name in the space provided on the voting instruction form sent to you by your nominee. Then sign and return the voting instruction form by following the signing and returning instructions provided by your nominee. By doing so, you are instructing your nominee to appoint you as proxyholder. Do not otherwise complete the voting instruction form as your vote will be taken at the Meeting. Please register with the transfer agent, Computershare Investor Services Inc., upon arrival at the Meeting.

In any event, shareholders must explicitly follow any instructions provided by their nominee.

PARTICULARS OF MATTERS TO BE ACTED UPON

Financial Statements

Shareholders will consider the audited financial statements of the Corporation for the fiscal year ended December 31, 2010 together with the auditors’ report thereon.  These documents are available on the Corporation’s website (www.kingsway-financial.com) and at the System for Electronic Document Analysis and Retrieval (“SEDAR”) (www.sedar.com).

Approval of Appointment of Auditors

The Board recommends approval of the appointment of BDO USA LLP of Grand Rapids, Michigan, the present auditors, as the auditors of the Corporation to hold office until the close of the next annual meeting of the shareholders.  BDO USA LLP was appointed auditor of the Corporation on September 23, 2010.

AUDIT FEES

The aggregate fees billed by BDO USA LLP for professional services rendered for the audit of the consolidated financial statements of the Corporation and its subsidiaries, and for the reviews of the Corporation’s quarterly financial statements were CAD$1,027,914 in fiscal year 2010. The aggregate fees billed by KPMG LLP, the Corporation’s former auditor, for professional services rendered for the audit of the consolidated financial statements of the Corporation and its subsidiaries, and for the reviews of the Corporation’s quarterly financial statements were CAD$3,791,931 in fiscal year 2009 and CAD$594,545 for partial year work performed in 2010.

AUDIT RELATED FEES

The aggregate audit related fees, including expenses reimbursed, billed by BDO USA LLP were nil in fiscal year 2010. The aggregate audit related fees, including expenses reimbursed, billed by KPMG LLP were CAD$135,161 in fiscal year 2010 and CAD$175,000 in fiscal year 2009. This work primarily included consultations related to financial accounting and reporting standards in both 2010 and 2009; and the audit of a subsidiary’s pension plan and French translation services in 2009.

TAX FEES

The aggregate fees, including expenses reimbursed, billed by BDO USA LLP for tax compliance, tax advice and tax planning services were nil in fiscal year 2010.  The aggregate fees, including expenses reimbursed, billed by KPMG LLP for tax compliance, tax advice and tax planning services were CAD$486,706 in fiscal year 2010 and CAD$704,807 in fiscal year 2009. These services included analyses of various tax matters affecting the Corporation and its subsidiaries.

ALL OTHER FEES

The aggregate fees, including expenses reimbursed, billed by BDO USA LLP for services rendered to the Corporation and its subsidiaries, other than the services described above, were nil in fiscal year 2010. The aggregate fees, including expenses reimbursed, billed by KPMG LLP for services rendered to the Corporation and its subsidiaries, other than the services described above, were nil in fiscal year 2010 and CAD$2,000 in fiscal year 2009.  These services were related to a subscription for online accounting research.

The Audit Committee Charter provides for the Audit Committee to establish the auditors’ fees. Such fees have been based upon the complexity of the matters in question and the time incurred by the auditors. Management believes that the fees negotiated in the past with the auditors of the Corporation were reasonable in the circumstances and would be comparable to fees charged by other auditors providing similar services.

As discussed in the “Report of the Audit Committee” in this Circular, the Audit Committee has reviewed and considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence. In 2004, the Audit Committee considered and pre-approved expenditure limits for the Corporation’s auditors and established a system to review and pre-approve the provision of audit and non-audit services by the Corporation’s auditors to ensure they are consistent with maintaining the auditors’ independence. In 2010, all non-audit services were approved by the Audit Committee.

Management unanimously recommends that shareholders vote FOR the approval of the appointment of BDO USA LLP as auditors of the Corporation. In the absence of contrary instructions, the persons designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the approval of the appointment of BDO USA LLP as auditors of the Corporation.

Election of Directors

The Board consists of not fewer than one and not more than ten directors. The Board has determined that the number of directors constituting the Board currently be set at four.

All four nominees are currently members of the Board and have been since the dates indicated in their respective profiles set out below. It is contemplated that all of the nominees will be able to serve as directors. However, if a nominee should be unable to so serve for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the next annual meeting or until his successor is appointed, unless his office is earlier vacated in accordance with the Business Corporations Act (Ontario) (the “OBCA”) and the by-laws of the Corporation.

In 2009, the Board adopted a “Majority Election of Directors Policy” that provides that a director nominee who does not receive a majority (50% +1) of “for” votes in favour of their election in an uncontested election will be required to immediately submit their resignation to the Audit Committee. The Audit Committee must make a recommendation to the Board to accept or reject the resignation and the Board must act on the Audit Committee’s recommendation within 90 days of the Meeting.

The Corporation unanimously recommends that shareholders vote FOR the election of all of the nominees whose names are set forth on the following pages. In the absence of contrary instructions, the persons designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the election of all of the nominees whose names are set forth on the following pages.

Information set out below is as of April 27, 2011, unless otherwise indicated. Total compensation paid to the directors of the Corporation for the fiscal year ended December 31, 2010 is set out in the section entitled “Executive Compensation - Director Compensation Table” of this Circular.

Gregory P. Hannon Residence: Ontario, Canada Director Since: September 16, 2009 Independent(1)
Gregory P. Hannon has been a Vice-President and Director of Oakmont Capital Inc. since 1997.  He previously was a founding partner of Lonrisk, a Toronto-based specialty insurer and subsidiary of the London Insurance Group, where he was the Vice-President.  Prior to that, Mr. Hannon worked for the Continental Bank of Canada in commercial credit and as auditor for Arthur Andersen and Company, Chartered Accountants. Mr. Hannon received a Bachelor of Commerce degree from Queen’s University in 1978 and an M.B.A. from The Harvard Business School in 1987. He currently sits on the board of Delhi-Solac, a privately owned manufacturer of steel tubing.

	Board Committee Membership:	Attendance(2)	Public Board Membership:
	Board Audit Committee Corporate Governance and Nominating Committee	27/29 10/10 0/0	93% 100%	None
Shareholdings:
	Common Shares(3)			Value of Common Shares(4)
	3,411,000			CAD$3,445,110
Options(5):
	Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options
	N/A	N/A	N/A	N/A	N/A	N/A
	TOTALS:	-	-	-	-	-

Terence M. Kavanagh Residence: Ontario, Canada Director Since: April 23, 2009 Independent(1)
Terence M. Kavanagh has, since 1997, served as President and a Director of Oakmont Capital Inc., a Toronto-based private investment company. Prior to co-founding Oakmont Capital, Mr. Kavanagh’s previous experience includes managing the Brentwood Pooled Investment Fund, a North American based investment fund, and managing a number of family-owned operating businesses in the real estate, property management and building services industries. Mr. Kavanagh was previously an investment banker in New York and Toronto with The First Boston Corporation and Lehman Brothers. He holds a Bachelor of Law degree from The University of Western Ontario, and an M.B.A. from the Tuck School of Business at Dartmouth College.

	Board Committee Membership:	Attendance(2)	Public Board Membership:
	Board Compensation Committee Investment and Capital Committee	27/29 3/3 0/0	93% 100%	None
Shareholdings:
	Common Shares(3)			Value of Common Shares(4)
	3,412,500			CAD$3,446,625
Options(5):
	Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options
	N/A	N/A	N/A	N/A	N/A	N/A
	TOTALS:	-	-	-	-	-

Spencer L. Schneider Residence: New York, United States of America Director Since: January 7, 2009 Independent(1)(6)
Spencer L. Schneider, Chairman of the Board, is engaged in the private practice of law in New York, New York. Mr. Schneider opened his law firm in 1989 and practices law primarily in the areas of corporate law and litigation. Mr. Schneider is a member of the Bar of the State of New York. He was a director of American Physicians Capital, Inc., a Michigan based insurance carrier, from February 2002 until October 2010, where he was Chairman of the governance committee and compensation committee and served as a member of the audit committee.  He has been Chairman of the Board since April 23, 2009.

	Board Committee Membership:	Attendance(2)	Public Board Membership:
	Board Audit Committee Corporate Governance and Nominating Committee	28/29 8/10 0/0	97% 80%	None
Shareholdings:
	Common Shares			Value of Common Shares(4)
	26,000			CAD$26,260
Options(5):
	Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options
	N/A	N/A	N/A	N/A	N/A	N/A
	TOTALS:	-	-	-	-	-

Joseph Stilwell Residence: New York, United States of America Director Since: April 23, 2009 Independent(1)
Joseph Stilwell has acted as a private investment manager overseeing the Stilwell Group of funds since 1993. He has been a director of the Corporation since April 23, 2009. He was a director of American Physicians Capital, Inc., a Michigan based insurance carrier, from 2004 until October 2010, and he sat on the board of directors of SCPIE Holdings Inc., a California based insurance carrier, in 2007. Mr. Stilwell is a graduate from the Wharton School of the University of Pennsylvania with a Bachelor of Science in Economics.

	Board Committee Membership:	Attendance(2)	Public Board Membership:
	Board Audit Committee Investment and Capital Committee Compensation Committee	25/29 6/10 0/0 3/3	86% 60% 100%	None
Shareholdings:
	Common Shares(7)			Value of Common Shares(4)
	8,840,422			CAD$8,928,826
Options(5):
	Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options
	N/A	N/A	N/A	N/A	N/A	N/A
	TOTALS:	-	-	-	-	-

Notes:

(1)
“Independent” refers to the standards of independence established under Sections 1.4 and 1.5 of the Canadian Securities’ Administrators National-Instrument 52-110 and section 301 of the Sarbanes-Oxley Act of 2002.

(2)	It is the policy of the Corporation that Directors attend all meetings of the Board and its committees on which they sit.
(3)	This aggregate number includes Common Shares beneficially owned, controlled or directed. 3,275,000 Common Shares of the Corporation are held jointly by Mr. Hannon and Mr. Kavanagh.
(4)	The Value of the Common Shares is based on the closing price of the Common Shares on the TSX as of April 27, 2011: CAD$1.01.
(5)	Upon the recommendation of the Compensation Committee, the Board did not award stock options to the directors of the Corporation in 2010.
(6)
Mr. Schneider has been granted options to purchase, in the aggregate, 200,000 Common Shares from Stilwell Value Partners III, L.P. (“SVP III”) and Stilwell Associates, L.P. (“Associates”) pursuant to a Stock Option Agreement made and entered into as of January 7, 2009 (the “Schneider Stock Option Agreement”) by and among SVP III, Associates and Mr. Schneider. The terms and conditions with respect to the exercise of such options, including, among other things, the exercisability of such options, the exercise price for such options and the method of exercising such options, are set out in the Schneider Stock Option Agreement, a copy of which is attached as Exhibit 10 to United States Securities and Exchange Commission Schedule 13D (Amendment No. 8), dated February 18, 2009 filed with the United States Securities Exchange Commission (the “SEC”).  These options are currently out-of-the-money and are currently worth $0.  A copy of such Stock Options Agreement can be viewed on the SEC’s website at http://www.sec.gov/edgar.shtmk.

(7)
This number reflects 500,000 Shares beneficially owned and the following number of Shares controlled and directed through: Stilwell Associates L.P. (2,105,479 Shares); Stilwell Value Partners III L.P. (3,000,000 Shares); Stilwell Value Partners IV, L.P. (3,000,000 Shares); and Stilwell Associates Insurance Fund of the S.A.L.I. Multi-Series Fund L.P. (234,943 Shares).

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Canadian securities regulatory authorities have adopted National Instrument 58-101 “Disclosure of Corporate Governance Practices” (“NI 58-101”), which requires disclosure of the approach of the Corporation to corporate governance, and National Policy 58-201 “Corporate Governance Guidelines” (“NP 58-201”), which provides guidance on corporate governance practices. In the U.S., the United States Sarbanes-Oxley Act of 2002 (“SOX”) as well as the NYSE listing standards and corporate governance requirements (the “NYSE Provisions”) require similar disclosure.

All of the current and proposed directors are independent.

The Corporation has adopted a Statement of Corporate Governance Practices which complies with NI 58-101. The Statement of Corporate Governance Practices was amended in April 2010. The Statement of Corporate Governance Practices can be found on the Corporation’s website at www.kingsway-financial.com/governance and is also attached as Schedule “A” to this Circular.

The text of the written mandate of the Board is included in Schedule “A” to this Circular. The following are reports of Board committees which summarise the mandates and activities of each committee.

Board Committees

THE AUDIT COMMITTEE

For detailed information on the Audit Committee for the fiscal year ended December 31, 2010, please refer to the section entitled “Audit Committee Information” in our 2010 Annual Information Form, which section is incorporated herein by reference.

THE COMPENSATION COMMITTEE

The Compensation Committee’s primary duties and responsibilities are:

•
to assist the Board in discharging its responsibilities in respect of compensation of the Corporation’s executive officers, including setting salary and annual bonus levels for the Corporation’s senior executive officers as well as overseeing the senior staff bonus plans, subject to the approval of the Board;

•	to produce a report for inclusion in the Corporation’s information circular on executive compensation;

•	to provide recommendations to the Board in connection with directors’ compensation; and

•	to provide recommendations to the Board in connection with succession planning for senior management of the Corporation.

The Compensation Committee’s charter requires all Committee members satisfy the applicable independence requirements of NI 58-101, NP 58-201 and other regulatory requirements. The Board determined that each member of the Compensation Committee in 2010 was independent.

As at December 31, 2010, the Committee was comprised of Joseph Stilwell (Chairman) and Terence M. Kavanagh.

THE CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The Corporate Governance and Nominating Committee’s primary duties and responsibilities are:

•	identifying individuals qualified to become Board members and recommending that the Board select director nominees each year for the next annual meeting of the Corporation’s stockholders; and

•
ensuring that the Audit Committee, Investment and Capital Committee, Corporate Governance and Nominating Committee and Compensation Committee of the Board have the benefit of qualified and experienced “independent” directors.

The charter of the Corporate Governance and Nominating Committee requires that all committee members satisfy the applicable independence requirements of NI 58-101, NP 58-201, the NYSE Provisions and other regulatory requirements.  The Board determined that each member of the Corporate Governance and Nominating Committee in 2010 was independent.

As at December 31, 2010, the Committee was comprised of Spencer L. Schneider (Chairman) and Gregory Hannon.

THE INVESTMENT AND CAPITAL COMMITTEE

The Board has established the Investment and Capital Committee, whose primary duties and responsibilities include:

•	to assist the Board and management in respect of the management of the invested assets of the Corporation and its subsidiaries;

•	to develop and monitor investment and capital policies and guidelines for the Corporation and its subsidiaries;

•	to provide recommendations to the Board in connection with the hiring of external investment managers; and

•	to meet with and monitor the performance of external investment managers.

As at December 31, 2010, the Committee was comprised of Terence M. Kavanagh (Chairman), Colin Simpson (resigned January 3, 2011) and Joseph Stilwell.

EXECUTIVE COMPENSATION

Named Executive Officers for 2010

The term “Named Executive Officers”, as defined in National Instrument Form 51-102F6 - “Statement of Executive Compensation (in respect of financial years ending on or after December 31, 2008)” (“Form 51-102F6”), means each of the following individuals: the Chief Executive Officer, the Chief Financial Officer and at December 31, 2010, each of the three most highly compensated executive officers, other than the Chief Executive Officer and the Chief Financial Officer, whose total compensation (as determined in accordance with the Form 51-102F6) was, individually, in excess of CAD$150,000 in the Corporation’s most recently completed financial year.

The following individuals, holding the respective positions set forth opposite their names, are the Named Executive Officers for 2010:

Name	Title
Larry G. Swets, Jr.(1)	President and Chief Executive Officer of the Corporation
Daniel J. Brazier(2)	Former Chief Financial Officer of the Corporation
Kathleen Howie(3)	Former Vice President and General Counsel of the Corporation
Scott Wollney(4)	Former President and Chief Executive Officer of Kingsway America Inc.
Roberto Espin(5)	Former President and Chief Executive Officer of Hamilton Risk Management Company
Colin Simpson(6)	Former President and Chief Executive Officer of the Corporation

Notes:

(1)
On June 30, 2010, Mr. Swets was appointed President and Chief Executive Officer. From January 4, 2010 to June 30, 2010, Mr. Swets was the Executive Vice President of Corporate Development of the Corporation.

(2)
On May 18, 2009, the Corporation entered into an arrangement with Resources Global Professionals, an external professional services company, to retain Mr. Dan Brazier to assume the role of Chief Financial Officer. Mr. Brazier is an employee of Global Resources Professionals.  As of April 15, 2011, Mr. Brazier was no longer with the Corporation.

(3)	As of March 31, 2010, Ms. Howie was no longer with the Corporation.
(4)
Prior to May 6, 2008, Mr. Wollney’s position within the Corporation was that of President of Avalon Risk Management, Inc. (“Avalon”), a former subsidiary of the Corporation. Mr. Wollney was President and CEO of Lincoln General Insurance Company from May 13, 2008 until March 31, 2009, President and CEO of US Commercial Lines from April 1, 2009 until July 18, 2009, and, as of July 19, 2009, he was President and CEO of Kingsway America Inc. and certain of its operating subsidiaries.  As of December 31, 2010, Mr. Wollney was no longer with the Corporation.

(5)	On April 12, 2011, the Corporation and Mr. Espin agreed to the terms of his resignation effective March 31, 2011.
(6)
Mr. Simpson was appointed as President and CEO on April 23, 2009.  Mr. Simpson resigned as President and CEO of the Corporation on June 30, 2010.  Mr. Simpson remained on the Corporation’s Board during 2010.  Mr. Simpson resigned from the Corporation’s Board on January 3, 2011.

As at December 31, 2010, Scott Wollney’s principal occupation within the Corporation was President and Chief Executive Officer of Kingsway America Inc. (“KAI”), a subsidiary of the Corporation, and Roberto Espin’s principal occupation with the Corporation was President and Chief Executive Officer of Hamilton Risk Management Company (“Hamilton”).

In the opinion of the Compensation Committee and the Board, Messrs. Wollney and Espin, in their roles as senior members of the executive management, performed policy-making functions in respects certain operating subsidiaries of the Corporation, and as such, are executive officers of the Corporation for the purposes of determining the Corporation’s Named Executive Officers for the most recently completed financial year.

Compensation Discussion & Analysis

OBJECTIVES OF THE CORPORATION’S EXECUTIVE COMPENSATION PROGRAMS

The Corporation’s executive compensation program in 2010 was aligned with the completion of certain objectives and transactions of the Corporation for the Named Executive Officers.

The variable element of the executives’ compensation was benchmarked against the financial objectives and agreed timelines of the goals that were specifically formulated to downsize and enable the survival of the Corporation.

ELEMENTS OF THE CORPORATION’S EXECUTIVE OFFICER COMPENSATION PROGRAMS

The executive compensation programs are comprised of the following three components:

Compensation Element	How it is paid	What the compensation element is designed to award	Why the Corporation chooses to pay the compensation element
Base Salary	Cash	Rewards skills, capabilities, knowledge and experience, reflecting the level of responsibility, as well as the contribution from each executive.	Some portion of compensation should be in a form that is fixed and liquid.
Non-equity incentive - Annual cash bonus	Cash	Recognizes contribution to completion of certain objectives and transactions of the Corporation, as well as the business segment and overall performance by each Named Executive Officer.
Incentivize the Named Executive Officers to attain particular objectives directly related to the overall profitability of the Corporation, the performance of the particular subsidiary at which the individual is employed and the attainment of the individual’s personal goals for the year.

Equity-incentive - Stock options	Long-term incentives in the form of stock options	Rewards contribution to the long-term performance of the Corporation and incentivizes behaviours that align with our shareholders.
A portion of each Named Executive Officer’s compensation may be in the form of equity awards - equity awards serve to align the long term interests of Named Executive Officers and the Corporation’s shareholders as a result of the fact that the availability (vesting) of the award is dependent upon continued employment and the value of each award is dependent upon the stock market’s perception of the Corporation’s performance.

Stock option grants in 2010 were sparingly issued and tied to expected individuals’ contribution to turning around the Corporation.

WHAT THE CORPORATION’S EXECUTIVE OFFICER COMPENSATION PROGRAMS ARE DESIGNED TO AWARD

In 2010, the Corporation’s executive compensation program was designed to award the Named Executive Officers for each of their personal contributions and achievements in driving the necessary change within the Corporation within agreed financial targets and timelines to facilitate its survival given the material challenges it faced.

HOW THE CORPORATION DETERMINES THE AMOUNT OF COMPENSATION

Determining Compensation

The Compensation Committee has responsibility for approving the compensation program for the Named Executive Officers. The Compensation Committee acts in accordance with its charter and in conjunction with the Board.

The fact that the Corporation does not maintain a pension plan for the benefit of its executive officers is a factor in determining base salary.

The manner in which the Corporation determines the amount of each element of the executive compensation programs is discussed below. Except for the input of the President and Chief Executive Officer, the Named Executive Officers do not play a role in determining the amount of executive compensation paid to them. Mr. Simpson, who is a Named Executive Officer and was a member of the Board in 2010, was not a member of the Compensation Committee during such year and recused himself from any decisions made by the Board regarding any component of his compensation. Mr. Simpson in early 2010, and Mr. Swets thereafter, provided recommendations with respect to each of the other Named Executive Officers in connection with each component of their compensation. The other Named Executive Officers have input with respect to compensation paid to all employees of the Corporation, or a subsidiary of the Corporation, as applicable, reporting directly or indirectly to them.

In December 2008, the Corporation announced that all wage increases for 2009 for all staff, including management, were frozen.  In early 2010, bonuses associated with fiscal year 2009 were paid to executives, and most employees received a nominal increase in their salary in April 2010.

Base Salary

The base salary for each Named Executive Officer for 2010 is set out in the Summary Compensation Table that follows. The base salary for each Named Executive Officer is reviewed annually by the Compensation Committee within the context of individual and corporate performance and market competitiveness.

Cash Bonus

The Corporation maintains performance-based cash bonus incentive plans for the Named Executive Officers and other senior officers of the Corporation and its subsidiaries. In 2010, this performance was aligned with completion of certain objectives and transactions of the Corporation.  The level of award of cash bonus for each executive was determined by Mr. Simpson in early 2010 and Mr. Swets thereafter, with the support of the Board.  Due to the nature and scale of change there were no specific targets, measurements, minimums or maximums set for the executive officers. As such, the cash bonus arrangements under the previous compensation plans were suspended indefinitely.

Due to the significant activity in downsizing of the group and remaining operations being solely based in the US, Mr. Simpson decided to resign on June 30, 2010 to pursue other career interests. In alignment with Mr. Simpson’s contract of employment and change of control agreement, a financial settlement for his release was reached with the Corporation. This financial settlement is detailed under the section entitled “Termination and Change of Control Benefits”, below.

Stock Options

Long-term incentives in the form of stock options are granted to executive officers pursuant to the Corporation’s Amended and Restated Stock Option Plan (the “Stock Option Plan”). The text of the Stock Option Plan can be found in Schedule “C” of the Corporation’s 2007 Management Information Circular dated March 16, 2007 available on SEDAR at www.sedar.com. The decision to grant, and the determination of the number of stock options to be granted, to the Named Executive Officers and other executives in 2010 was determined by the Board based on the recommendations of the Compensation Committee.

The Board has the authority to determine which eligible persons are granted options and restricts these grants to those with the responsibility level and ability to affect the overall performance of their department or the Corporation at large. Awards are granted on a discretionary basis as recommended by the Compensation Committee and approved by the Board of Directors based on an eligible person’s position and level of authority.

Historically, the Board generally followed a practice of making all option grants to its executive officers during the first quarter of each year. In 2009 and the preceding 5 years, the Compensation Committee granted these annual awards at its regularly scheduled meeting in February. However, in 2010, because of the significant changes and reorganization at the Corporation, the Board did not make regularly scheduled option awards in February 2010.  Rather, option grants were made to the Named Executive Officers and others on an “ad hoc” basis tied to expected contributions in turning around the Corporation.

The value of option based awards is set out in the Summary Compensation Table and in the Incentive Plan Awards sections below.

In 2010, the option price was set at $4.50 per share.

It should be noted that Mr. Simpson resigned on June 30, 2010 and agreed to forego 65,000 stock options that should have been granted in 2010 and 2011 per his agreed terms of employment.

For additional information concerning stock option grants to executive officers and the Stock Option Plan, see the sections entitled “Executive Compensation - Compensation Discussion & Analysis - Option-based Awards” and “Executive Compensation - Incentive Plan Awards” below in this Circular.

Employee Share Purchase Plan

Prior to June 30, 2010, the Corporation’s employee share purchase plan provided an opportunity for all full-time or regular part-time employees working 20 hours or more per week to participate in its ownership. Under the employee share purchase plan, an employee was able to contribute between 1% and 5% of his or her annual base salary for any given year toward the purchase of Common Shares. The contributions were deducted by the Corporation from the payroll of the given participant and paid over to a custodian for the account of such participant. The custodian, for and on behalf of each participant, purchased the Common Shares on the open market at the then current trading price of the Common Shares. The Corporation matched the employee’s contribution at a rate of 50% and assumed all administrative costs associated with the employee share purchase plan.  The employee share purchase plan was terminated effective June 30, 2010.

Retention Bonuses

During 2009, the Board determined that Mr. Simpson and Ms. Howie were essential for the future success of the Corporation and approved the payment of retention bonuses for both individuals payable in January 2010 on the condition they remained in the employment of the Corporation through to the end of fiscal year 2009. Mr. Simpson received an amount of CAD$400,000 and Ms. Howie received an amount of CAD$200,000 which were paid in January 2010.

Perquisites

The Named Executive Officers do not receive any perquisites or personal benefits other than those available to all employees within the Corporation and its subsidiaries through group plans, other than as indicated below. Perquisites available to all employees, subsidized partially or paid wholly by the Corporation, include group medical, dental, life and disability insurance, and retirement savings vehicles with company matching funds. The group disability and life insurance plans provide for different benefit levels based on class, which is defined by the participant’s position level in the organization, and these plans allow for enhanced benefit levels for eligible executives. Mr. Simpson received an additional income loss replacement benefit. This was an individually underwritten contract, corporately owned and paid, which provided supplemental disability coverage separate from the Corporation’s group disability plans.

Mr. Brazier was not an employee of the Corporation, and as such, he did not participate in any company benefit plans.

Mr. Wollney, due to being a resident US executive officer, also received a nominal monthly car allowance, as referred to in the Summary Compensation Table below.

THE CORPORATION’S EXECUTIVE COMPENSATION PROGRAMS WITHIN THE CONTEXT OF THE CORPORATION’S OVERALL COMPENSATION OBJECTIVES

The Corporation’s executive compensation programs (and each element thereof) are consistent with the overall strategic objectives of the Corporation for 2010 and the Corporation’s overall compensation objectives. The compensation programs reward those behaviours and outcomes that were necessary to effect the completion of certain objectives and transactions of the Corporation, as well as to preserve the future of the Corporation. As the Corporation moves forward in 2011, the compensation programs will once again be revisited by the Board and Compensation Committee to ensure alignment with current and future shareholder objectives.

Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in Common Shares on January 1, 2006 with the S&P/TSX Composite Total Return Index and the S&P/TSX Property & Casualty Index for the five most recently completed financial years. Dividends paid starting in 2006 on Common Shares of the Corporation are assumed to be reinvested at the closing share price on the dividend payment date. All S&P/TSX indices are total return indices, i.e., they include dividends reinvested. The graph shows market values as at various year-ends, so that there is no necessary correlation between the trends, if any, shown in that graph and our executive compensation, which is determined as described above.

Relative Market Performance

January 1, 2006 - December 31, 2010

Cumulative returns ($)	2006	2007	2008	2009	2010
KFS	104.6	52.2	30.1	8.4	6.5
S&P/TSX Composite Total Return	117.3	128.8	86.3	116.5	137.0
S&P/TSX Composite (Property and Casualty Insurance)	90.5	66.7	53.4	54.0	73.9

Option-based Awards

The Board administers the Stock Option Plan and the grant of option-based awards to the Named Executive Officers and other executive officers of the Corporation. Subject to the terms of the Stock Option Plan, the Board has the authority to fix the terms and conditions of individual agreements with participants, including the duration of the award and any vesting requirements, subject to requirements of applicable regulatory authorities. The Stock Option Plan permits the Board to grant options for the purchase of Common Shares for a term of up to 5 years. The total number of Common Shares reserved for issuance under the Stock Option Plan may not exceed 4,800,000 Common Shares. As of December 31, 2010, 2,769,226 Common Shares remained available for issuance pursuant to the Stock Option Plan. The number of Common Shares granted to any one person is determined at the discretion of the Board, provided that in the case of any one person, the aggregate number of Common Shares reserved for issuance may not exceed 5% of the Common Shares outstanding at the time of the grant.

In accordance with the provisions of the Stock Option Plan, the option price and the terms and conditions on which the options may be exercised are set out in written stock option agreements, in the form approved by the Board, entered into by the Corporation and each option holder. Under the Stock Option Plan, the exercise price shall not be lower than the closing price on the TSX on the last business day preceding the effective date of the grant. In the event of the death or disability of the option holder, the option may be exercised up to the earlier of the expiration date of the option or the date which is the 3rd anniversary of the date of death or long term disability of the Optionee.

The Stock Option Plan may be amended by the Board, subject to approval of the shareholders as well as the TSX and the NYSE, and subject to compliance with applicable legislation.

Due to the poor financial performance of the Corporation in 2010, option awards were limited. Stock options awarded in 2010 are set out under the sections entitled “Executive Compensation - Compensation Discussion & Analysis - How the Corporation determines the amount of Compensation - Stock Options” and “Executive Compensation - Incentive Plan Awards”.

The Board retains the discretion to make awards to the Named Executive Officers and other executive officers at any time, including in connection with the initial hiring of a new officer, for retention purposes or otherwise. Such grants are referred to as “ad hoc” awards.

Other than the President and Chief Executive Officer, the Named Executive Officers do not have a role in setting or amending any grant of stock options under the Stock Option Plan, and the President and Chief Executive Officer plays no role regarding the stock option grants to himself.

Any previous grant of stock options is not taken into account when considering new grants of stock options to executive officers.

Summary Compensation Table for Named Executive Officers

The following table, presented in accordance with Form 51-102F6, sets forth all compensation paid to those individuals who are the Named Executive Officers in 2010 for the fiscal years ended on or after December 31, 2008, including the fiscal year ended December 31, 2010.

For compensation related to previous years, please refer to the Corporation’s Management Information Circulars filed with the Canadian Securities Commissions and available on SEDAR at www.sedar.com.

Name and Principal Position	Year	Salary (US$)	Share-based awards(1) (US$)	Option-based awards(2) (US$)	Non-equity incentive plan compensation		Pension Value(4) (US$)	All other compensation(5) (US$)	Total compensation (US$)
					Annual incentive plans	Long-term incentive plans(3)
Larry G. Swets, Jr.(6) President and CEO	2010 2009 2008	492,308 N/A N/A	NIL N/A N/A	1,511,537 N/A N/A	NIL N/A N/A	NIL N/A N/A	NIL N/A N/A	NIL N/A N/A	2,003,845 N/A N/A
Daniel J. Brazier(7) Former Chief Financial Officer	2010 2009 2008	170,485 117,794 N/A	NIL NIL N/A	NIL NIL N/A	54,193 13,135 N/A	NIL NIL N/A	NIL NIL N/A	NIL NIL N/A	224,678 130,929 N/A
Kathleen Howie(8) Former Vice President and General Counsel	2010 2009 2008	76,926 206,549 159,512	NIL NIL NIL	NIL 7,811 NIL	293,312 87,566 9,381	NIL NIL NIL	NIL NIL NIL	366,641 175,131 NIL	736,879 477,057 168,893
Scott Wollney(9) Former President and CEO, Kingsway America Inc.	2010 2009 2008	315,962 289,168 236,673	NIL NIL NIL	NIL 7,811 54,289	1,202,000 125,000 65,000	NIL NIL NIL	NIL NIL NIL	148,654 7,154 480	1,666,616 429,133 356,442
Roberto Espin(10) Former President and CEO, Hamilton Risk Management Company	2010 2009 2008	401,578 394,250 382,823	NIL NIL NIL	NIL 7,811 26,979	141,000 30,776 113,635	NIL NIL NIL	NIL NIL NIL	NIL(12) NIL NIL	542,578 432,837 523,437
Colin Simpson(11) Former President and CEO	2010 2009 2008	353,441 473,537 206,510	NIL NIL NIL	NIL 55,096 26,979	1,662,104 NIL NIL	NIL NIL NIL	NIL NIL NIL	1,271,021 353,788 1,379	3,286,566 882,421 234,868

Notes:

(1)	As of December 31, 2010, the Corporation had not granted any share-based awards.
(2)	The value of option based awards is based on the grant date fair value of the award.
(3)	As of December 31, 2010, the Corporation had not adopted any long term incentive plans.
(4)	As of December 31, 2010, the Corporation had not adopted a pension plan.
(5)	For an explanation of “All Other Compensation”, please refer to the section entitled “Summary Compensation Table for Named Executive Officers - Narrative Description”.
(6)
On June 30, 2010, Mr. Swets was appointed President and Chief Executive Officer.  From January 4, 2010 to June 30, 2010, Mr. Swets was the Executive Vice President of Corporate Development of the Corporation.

(7)
On May 18, 2009, the Corporation entered into an arrangement with Resources Global Professionals, an external professional services company, to retain Mr. Daniel Brazier to assume the role of Chief Financial Officer.  Mr. Brazier is an employee of Resources Global Professionals.  Gross compensation paid to Resources Global Professionals during 2010 for executive management services provided by Mr. Brazier was US$444,186. As of April 15, 2011, Mr. Brazier was no longer with the Corporation.

(8)	As of March 31, 2010, Ms. Howie was no longer with the Corporation.
(9)
Prior to May 6, 2008, Mr. Wollney’s position within the Corporation was that of President of Avalon Risk Management, Inc. (“Avalon”), a former subsidiary of the Corporation. Mr. Wollney was President and CEO of Lincoln General Insurance Company from May 13, 2008 until March 31, 2009, President and CEO of US Commercial Lines from April 1, 2009 until July 18, 2009, and, as of July 19, 2009, he was President and CEO of Kingsway America Inc. and certain of its operating subsidiaries.  As of December 31, 2010, Mr. Wollney was no longer with the Corporation.

(10)	On April 12, 2011, the Corporation and Mr. Espin agreed to the terms of his resignation effective March 31, 2011.
(11)
Mr. Simpson was appointed as President and CEO on April 23, 2009.  Mr. Simpson resigned as President and CEO of the Corporation on June 30, 2010.  Mr. Simpson remained on the Corporation’s Board during 2010.  Mr. Simpson resigned from the Corporation’s Board on January 3, 2011.

(12)	Additional severance amounts have or will have been paid in 2011 as detailed in the section below entitled “Termination and Change of Control Benefits”.

Summary Compensation Table for Named Executive Officers - Narrative Description

The option based awards are comprised of awards under the Stock Option Plan described herein. It is the Board’s policy to award options to vest equally over the course of multiple anniversary dates of the effective date of grant. Option based awards are awarded at the closing price for the Shares on the day prior to the effective date of the grant or as otherwise determined by the Board of Directors.

With respect to “All Other Compensation” we have included the settlements with respect to change of control agreement, severance expense, and car allowance on behalf of each Named Executive Officer.

Currencies

Amounts reported in the Executive Compensation section are in US dollars, the same currency that the Corporation uses in its financial statements. The base salary of each Named Executive Officer, other than Larry Swets, Jr., Scott Wollney, and Roberto Espin was paid in Canadian dollars. For the Named Executive Officers who received their base salary in Canadian dollars, the figures under the heading “Salary” are disclosed based on the Bank of Canada average annual exchange rate of $1.0228 for the fiscal year 2010.

Officers Who Also Act as Directors

Colin Simpson, the Former President and Chief Executive Officer of the Corporation, was a member of the Board in 2010. It is the policy of the Corporation that compensation only be paid to directors who are non-employee directors. Accordingly, Mr. Simpson did not receive any compensation for his role as a member of the Board.

Incentive Plan Awards

OUTSTANDING SHARE-BASED AWARDS AND OPTION-BASED AWARDS

	Option-based Awards				Share-based Awards(1)
Name and Principal Position	Number of securities underlying unexercised options (#)	Option exercise price	Option expiration date	Value of unexercised in-the-money options(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (CAD$)
Larry G. Swets, Jr. President and CEO	1,000,000	$4.50	January 6, 2015	NIL	NIL	NIL
Daniel J. Brazier Former Chief Financial Officer	NIL	NIL	N/A	NIL	NIL	NIL
Kathleen Howie Former Vice President and General Counsel	NIL	NIL	N/A	NIL	NIL	NIL
Scott Wollney Former President and CEO, Kingsway America Inc.	NIL	NIL	N/A	NIL	NIL	NIL
Roberto Espin Former President and CEO, Hamilton Risk Management Company	NIL	NIL	N/A	NIL	NIL	NIL
Colin Simpson Former President and CEO	NIL	NIL	N/A	NIL	NIL	NIL

Notes:

(1)	As of December 31, 2010, the Corporation had not granted any share-based awards.
(2)
The value of unexercised in-the-money options is based on the difference between the market value of the Common Shares underlying the options as at December 31, 2010 and the exercise price of the option.

INCENTIVE PLAN AWARDS - NARRATIVE DESCRIPTION

Awards granted during the year vest equally over the course of multiple anniversary dates of the effective day of the grant. The terms of the Stock Option Plan provide that in the event an individual is no longer employed by the Corporation or one of its subsidiaries, all unvested awards terminate and are of no further effect after a period of time which varies between 30 days to 1 year depending on the circumstances surrounding the cessation of employment subject.  In certain circumstances, the President has the ability to extend the time for exercise of such options to the later of the 3rd anniversary of the event giving rise to the cessation of employment or the date the options otherwise expire.

INCENTIVE PLAN AWARDS - VALUE VESTED OR EARNED DURING THE YEAR

Name and Principal Position	Option-based awards - Value vested during the year (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
Larry G. Swets, Jr. President and CEO	NIL	NIL	NIL
Daniel J. Brazier Former Chief Financial Officer	NIL	NIL	54,193
Kathleen Howie Former Vice President and General Counsel	NIL	NIL	293,312
Scott Wollney Former President and CEO, Kingsway America Inc.	NIL	NIL	1,202,000
Roberto Espin Former President and CEO, Hamilton Risk Management Company	NIL	NIL	141,000
Colin Simpson Former President and CEO	NIL	NIL	1,662,104

Termination and Change of Control Benefits

Because of the significant changes experienced in 2010, the Corporation made the decision to work towards minimizing its exposure to previously established change of control agreements.  By March 31, 2011, the Corporation had eliminated its exposure to change of control agreements applicable to the Named Executive Officers.

Neither Mr. Swets nor Mr. Brazier has a change of control agreement.

Ms. Howie agreed with the Corporation to a lump sum settlement to terminate her change of control agreement.  The lump sum settlement was paid in April 2010 in the amount of CAD$125,000.  Ms. Howie also received a lump sum payment of CAD$250,000 following the end of her employment with the Corporation on March 31, 2010, pursuant to the terms of her employment agreement.

Mr. Simpson and the Corporation agreed to a termination of his change of control agreement in April 2010, providing for a CAD$1,300,000 lump sum settlement to terminate the agreement.  Mr. Simpson also received CAD$1,300,000 as a retirement allowance at the end of his employment with the Corporation on June 30, 2010.

Mr. Wollney agreed with the Corporation to a lump sum settlement to terminate his change of control agreement.  The lump sum settlement was paid in February 2010 in the amount of $140,000.

Mr. Espin resigned from the Corporation effective March 31, 2011 and was paid a lump sum settlement of $500,000 in consideration for employment related releases, including termination of his change of control agreement.

In coming to an agreement on these terms the Corporation considered the following factors:

•	The contractual obligations of the Corporation
•	The level of contribution and commitment each individual made to the preservation of the future state of the Corporation
•	Length of service
•	Ease with which the Named Executive Officer will find alternative employment in the marketplace
•	Employment law and related regulations associated with each jurisdiction of each Named Executive Officer

Director Compensation

DIRECTOR COMPENSATION - NARRATIVE DESCRIPTION

Remuneration of Directors

The Corporation’s director compensation program is designed to (i) attract and retain the most qualified people to serve on the Board and its committees; and (ii) provide appropriate compensation for the risks and responsibilities of being an effective director. Only non-employee directors of the Board are remunerated for serving as directors of the Corporation.

Non-employee directors are compensated pursuant to director fees.

The disclosure of dollar amounts paid to directors in the Director Compensation Table and the Narrative Description are in Canadian dollars.

Structure in 2010

In 2010, the Board determined that the director fee structure that was in place in previous years was not ideal given the number of required meetings and effort involved in directing the Corporation through its survival. The Board simplified the structure by eliminating committee membership and committee chair fees, eliminating board and committee meeting attendance fees, eliminating the DSU program, and replacing this with a single retainer fee, payable quarterly, in the amount of CAD$100,000 annually. The fee for the Chairman was set at CAD$200,000 annually.  The retainers were paid in the currency of the director’s country of residence.

DIRECTOR COMPENSATION TABLE FOR 2010

The total compensation amount of retainers paid to directors of the Corporation who were not employees of the Corporation for the year ended December 31, 2010 was CAD$936,181, as follows:

Current Non-Employee Directors

Name	Fees earned (CAD$)	Option-based awards (CAD$)	Share-based awards (CAD$)	Non-equity incentive plan compensation (CAD$)	Pension value (CAD$)	All other compensation (CAD$)	Total (CAD$)
Gregory Hannon	101,500	NIL	NIL	NIL	NIL	NIL	101,500
Terence M. Kavanagh	101,500	NIL	NIL	NIL	NIL	NIL	101,500
Spencer L. Schneider	631,681	NIL	NIL	NIL	NIL	NIL	631,681(1)
Joseph Stilwell	101,500	NIL	NIL	NIL	NIL	NIL	101,500

Note:

(1)	Please also refer to the discussion under the heading entitled “Compensation of the Chairman of the Board of Directors”, below.

Previous Non-Employee Directors

Name	Fees earned (CAD$)	Option-based awards (CAD$)	Share-based awards (CAD$)	Non-equity incentive plan compensation (CAD$)	Pension value (CAD$)	All other compensation (CAD$)	Total (CAD$)
Colin Simpson(1)	50,000	NIL	NIL	NIL	NIL	NIL	50,000

Notes:

(1)
Mr. Simpson resigned as President and CEO of the Corporation on June 30, 2010.  Mr. Simpson remained on the Corporation’s Board during 2010.  Mr. Simpson ceased to be a director of the Corporation on January 3, 2011.

Compensation of the Chairman of the Board of Directors

In August 2009, the Board approved an additional retainer of US$200,000 to be paid in February 2010 in connection with a special project undertaken by the Chairman, in his capacity as Chairman in consultation with management and the Board to assist the Corporation with overseeing U.S. non-claims litigation involving the Corporation’s subsidiaries.  In 2010, the Corporation paid an additional retainer of US$210,000 to the Chairman due to the increased time spent by him in his capacity as Chairman to help to address certain critical issues confronting the Corporation, including the sale of certain assets of the Corporation, litigation matters, various U.S. regulatory matters, and the restructuring of the Corporation.  The amounts which were paid in 2010 are included in the total fees as disclosed in the director compensation table for current non-employee directors.  The Corporation believes that the Chairman remained independent throughout these duties, and the increased retainer is a reflection of the additional time spent with respect to these duties as Chairman.

Deferred Share Units

Effective February 15, 2008, the Board adopted a deferred share unit plan for all non-management directors (the “DSU Plan”). The DSU Plan was discontinued in January 2010 based on the determination by the Board that it was overly complicated and unnecessary.  All outstanding deferred share units held were redeemed effective August 26, 2010.

Director Share Ownership Policy

In 2010, the current non-employee directors of the Corporation held, in the aggregate, the following number of Common Shares:

Common Shares held by Non-Employee Directors(1) (#)	Value of Common Shares held by Non-Employee Directors(2) (CAD$)
12,414,922	12,539,071

Notes:

(1)       As of April 27, 2011.
(2)       Based on the closing price of the Common Shares on the TSX as of April 27, 2011: CAD$1.01.

Share-based Awards, Option-based Awards and Non-equity Incentive Plan Compensation

The Corporation previously adopted a policy whereby non-employee directors of the Corporation received options to acquire Common Shares of the Corporation annually pursuant to the terms and conditions of the Stock Option Plan, however none were awarded in 2010 and there are currently no plans to award any further options.

Securities Authorized for Issuance Under Equity Compensation Plans

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,768,000	6.43	2,769,226
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	1,768,000	6.43	2,769,226

The Shareholders of the Corporation have approved all equity compensation plans under which securities may be issued. The Corporation has established the Stock Option Plan for directors, officers and key employees of the Corporation and its subsidiaries. The total number of Common Shares reserved for issuance under the Stock Option Plan may not exceed 4,800,000 Common Shares. As of December 31, 2010, 2,769,226 Common Shares remained available for issuance pursuant to the Stock Option Plan.  During 2010 a total of 1,400,000 options were granted to eligible employees, of which 1,000,000 were granted to NEOs as noted previously. For additional information concerning stock option grants to executive officers see the section entitled “Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards”.  The maximum number of Common Shares available for issuance to any one person under the stock option plan is 5% of the Common Shares outstanding at the time of the grant. The exercise price is based on the market value of the Shares at the time the option is granted. In general, the options vest evenly over a three or four year period and are exercisable for periods not exceeding 10 years provided that such period shall not exceed 5 years for options granted after February 11, 2003.

Indebtedness of Directors and Officers

No current or former executive officer, director or employee of the Corporation or any of its subsidiaries and no associate of any current or proposed director or executive officer of the Corporation was indebted to the Corporation or any of its subsidiaries, or to another entity where such indebtedness was the subject of a guarantee, support agreement, letter of credit, or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

Directors’ and Officers’ Insurance

The Corporation has directors’ liability insurance for the directors and officers of the Corporation and its subsidiaries. The aggregate 2010 annual premium was CAD$3,123,405 no part of which is payable by the directors and officers. The annual insurance coverage under the policy is limited to CAD$75 million per policy year.

Interests of Informed Persons and Others in Material Transactions

No director, executive officer or person who is a proposed nominee for election as a director of the Corporation, and no associate or affiliate of any such director, executive officer or proposed nominee, nor, to the best knowledge of the directors and executive officers of the Corporation after having made reasonable inquiry, any person or company who beneficially owns, controls or directs, directly or indirectly, voting securities of the Corporation carrying more than ten (10%) percent of the voting rights attached to all outstanding voting securities of the Corporation at the date hereof, or any associate or affiliate thereof, has any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries, other than as disclosed below.

In connection with the going-public transaction of the Corporation’s wholly-owned subsidiaries, American Country Insurance Company and American Service Insurance Company, Inc. that closed on December 31, 2010 (please refer to the section entitled “General Development of the Business - Three Year History” in the Corporation’s 2010 Annual Information Form for a description of the transaction), on November 1, 2010, American Insurance Acquisition Inc., at the time an indirect wholly-owned subsidiary of the Corporation, completed an offering (the “Offering”) of 3,983,502 subscription receipts (“Subscription Receipts”) at a price of CAD$2.00 per Subscription Receipt. Each Subscription Receipt was ultimately exchanged for one for one (1) ordinary share of Atlas Financial Holdings, Inc. (“Atlas”) and one (1) warrant to acquire an ordinary share of the Atlas for a period of three (3) years for CAD$2.00 per ordinary share.

Oakmont Capital Inc., an entity controlled jointly by Gregory Hannon and Terence Kavanagh, each a current and proposed director of the Corporation, participated in the Offering and ultimately acquired 500,000 ordinary shares of Atlas and 500,000 warrants for ordinary shares of Atlas, representing 11% of the issued and outstanding ordinary shares of Atlas, which translates into 3% of the total equity shares, and control over 7% of the voting rights attached to the outstanding shares of Atlas.

Stilwell Value Partners V, L.P., an entity controlled and directed by Joseph Stilwell, a current and proposed director of the Corporation, also participated in the Offering and ultimately acquired 506,500 ordinary shares of Atlas and 506,500 warrants for the purchase of ordinary shares of Atlas, representing 11% of the issued and outstanding ordinary shares of Atlas, which translates into 3% of the total equity shares, and control over 7% of the voting rights attached to the outstanding shares of Atlas.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who was a director or executive officer of the Corporation at any time since the beginning of the Corporation’s last financial year, no person who is a proposed nominee for election as a director of the Corporation and no associate or affiliate of any such director, executive officer or proposed nominee has any material interest, direct or indirect, in any matter to be acted upon at the Meeting other than the election of directors.

APPROVAL

The contents and the sending of this Circular have been approved by the directors of the Corporation.

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter with the best judgment of the person or persons voting the proxy.

ADDITIONAL INFORMATION

Financial information about the Corporation is contained in its comparative financial statements and Management’s Discussion and Analysis for fiscal year ended December 31, 2010, and additional information relating to the Corporation is on SEDAR at www.sedar.com.  If you would like to obtain, at no cost to you, a copy of any of the following documents:

1)	the latest Annual Information Form of the Corporation together with any document, or the pertinent pages of any document, incorporated by reference therein;

2)
the comparative financial statements of the Corporation for the fiscal year ended December 31, 2010 together with the accompanying report of the auditors thereon and Management’s Discussion and Analysis with respect thereto; or

3)	this Circular

Please send your request to:

Kingsdale Shareholder Services Inc.
Attention: Chang Park
Corporate Actions
Exchange Tower
130 King Street West
Suite 2950
P.O. Box 361
Toronto, Ontario
M5X 1E2

DATED at Toronto, Ontario this 27th day of April, 2011.

By Order of the Board of Directors

“Spencer L. Schneider”

Spencer L. Schneider
Chairman of the Board

SCHEDULE “A”

Corporate Governance Procedures

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors (the "Board") of Kingsway Financial Services Inc. (the "Corporation") has developed and adopted this Statement of Corporate Governance Practices after consideration of the corporate governance guidelines set forth in National Policy 58-201. The Corporation's corporate governance practices are comprised of a number of policies and resolutions adopted by the Board from time to time. These policies include the mandate for the Board of Directors set out in this Statement of Corporate Governance Practices, the charter for each of the Board Committees, the Code of Ethics and the Whistleblower Policy adopted by the Board.

Canadian securities regulatory authorities have adopted National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) which requires disclosure of the approach of the Corporation to corporate governance. National Policy 58-201 - Corporate Governance Guidelines (“NP 58-201”), the United States Sarbanes-Oxley Act of 2002 as well as listing standards and corporate governance requirements of the New York Stock Exchange have been considered in determining these policies.

Many of the items for which disclosure is required by Form 58-101F1 are dealt with in the mandate of the Board of Directors of the Corporation.

MANDATE OF THE BOARD OF DIRECTORS

1.         General

The Board of Directors (the "Board") either directly or through board committees is responsible for the management or supervision of the management of the business and affairs of the Corporation with the objective of enhancing shareholder value. The Board believes that sound corporate governance is essential to the well-being of the Corporation, and the promotion and protection of its interests.

The Board has adopted this mandate, which reflects the Corporation's commitment to high standards of corporate governance, to assist the Board in supervising the management of the business and affairs of the Corporation as required under applicable law and the rules and regulations of the stock exchanges upon which the Corporation's stock is listed. The Board regularly monitors the financial performance of the Corporation, including receiving and reviewing detailed financial information contained in management reports. The Board promotes fair reporting, including financial reporting, to shareholders of the Corporation and other interested persons as well as ethical and legal corporate conduct through an appropriate system of corporate governance, internal controls and disclosure controls. The Board believes that the Corporation is best served by a Board of Directors which functions independently of management and is informed and engaged.

The Board has explicitly delegated to the Audit Committee the obligation to periodically review and provide recommendations, from time to time, on such changes to corporate governance policies as it deems appropriate in light of the Corporation's needs and legal and regulatory developments. These recommendations are reviewed and considered by the Board.

2.         Board Composition

(a)         Board Membership Criteria

The Corporate Governance and Nominating Committee of the Board are responsible for establishing the skills and competencies that the Board considers to be necessary for the Board as a whole to possess. The Corporate Governance and Nominating Committee is also responsible for reviewing the competencies and skills that the Board considers each existing director to possess, and the competencies and skills of each new candidate for the Board. It annually recommends nominees to the Board for nomination at the annual meeting of the Corporation's shareholders. The Board seeks members who have an owner mindset.  Directors are considered based upon contributions they can make and must have sufficient time to carry out their duties, and not assume other obligations which would materially interfere or be incompatible with board membership.

(b)         Director Independence

A majority of the directors shall satisfy the independence requirements of the Toronto Stock Exchange and other regulatory authorities. The Board will determine whether a director is an independent director within the meaning of each of Multilateral Instrument 52-110 and the listing standards of the New York Stock Exchange as the same are amended or replaced from time to time.

The Board will review the independence of all directors on an annual basis and its determinations will be disclosed in the management information circular relating to the annual meeting of the Corporation. To facilitate this review, directors will be asked to provide full information regarding their business and other relationships with the Corporation, its affiliates and with senior management and their affiliates. Directors have an obligation to inform the Board of any material changes in their circumstances or relationships which may affect the Board's determination as to their independence.

(c)         Board Size

The Board considers a range from four (4) to seven (7) members as the optimum size for effective decision making and committee work given the size and scope of the Corporation's operations.

(d)         Term

All directors are elected at the annual meeting of shareholder's of the Corporation for a term of one (1) year. The Board does not favour term limits for directors as a forced retirement may deprive the Corporation, and its shareholders, of the contributions of members that have been able to develop valuable insights into the Corporation, its strategy and business operations. Management directors shall offer to resign from the Board upon their resignation, removal or retirement as an officer of the Corporation. The Corporation's Chief Executive Officer may, provided the Board on an annual basis approves, continue to serve as a director after his or her resignation or retirement.

(e)         Service on other Boards

The Board believes that the Corporation can benefit from the experience and insight its members may gain from serving as a director, or in other similar positions for other public companies, government agencies or other entities. In agreeing to assume such roles however, members of the Board must ensure that their commitments do not create inherent conflicts of interest or interfere with their ability to fulfill their duties as members of the Board. The directors must also be mindful of the number of other public company boards and committees on which they serve to ensure that they are able to devote the necessary time to the performance of their duties for the Corporation. Upon accepting an appointment to the Board or a similar position with another public company, a director must advise the Chair of the Corporate Governance and Nominating Committee.

(f)          Directors Duties and Responsibilities

Directors must act honestly and in good faith with a view to the best interests of the Corporation and its shareholders. Directors must exercise the degree of care and diligence that a reasonably prudent person would exercise in comparable circumstances. To fulfill this responsibility, each director is expected to:

•
develop and maintain an understanding of the operations of the Corporation, its financial position, objectives and performance, as well as the Corporation's performance relative to its principal competitors;

•	prepare for each meeting including reviewing meeting materials distributed in advance;
•	actively and constructively participate in meetings of the Board and committees of which he or she is a member; and
•	engage in continuing education programs for directors as appropriate.

(g)         Directors’ Shareholdings

The Board believes that its members should own a meaningful amount of shares relative to their personal financial situation.

3.           Board Duties and Responsibilities

In fulfilling its mandate, the Board is, among other things, responsible for the following matters:

(a)         Management Oversight

The Board is responsible for the supervision of the management of the business and affairs of the Corporation. The Board, as permitted by applicable law, delegates to senior management the responsibility for the day-to-day operations of the Corporation.

(b)         Strategic Plan

The approval and assessment of the Strategic Plan and major prospective decisions proposed by management. In furtherance of this obligation the Board will:

•
adopt a Strategic Planning Process and review and approve on an ongoing basis a Business Plan developed by management, which includes realistic goals and takes into account the opportunities and risks of the Corporation's business;

•
approve business and operational policies within which management will operate in relation to acquisitions and dispositions, capital expenditure, public disclosure, finance and investment, risk management, human resources, internal controls over financial reporting, disclosure controls and management information systems;

•	review and adopt corporate and management performance targets consistent with the Corporation's strategic plans;
•
consider whether or not management has a system in place to identify the principle risks facing the Corporation and its business and that appropriate procedures are in place to monitor and mitigate such risks where appropriate; and

•	consider whether or not management has adopted processes to comply with applicable legal, regulatory, corporate securities and other compliance matters.

(c)         Financial Reporting and Management

•	review the report of the Audit Committee, which has primary carriage of such matters;
•	approve the Corporation's annual and interim financial statements and related management's discussion and analysis;
•	review and oversee the integrity of the Corporation with respect to its applicable audit, accounting and financial reporting matters;
•	review the integrity of the Corporation's internal controls over financial reporting and management information systems;
•	approve annual operating and capital budgets; and
•	review operating and financial performance results relative to established strategies, plans, budgets and objectives.

(d)         Disclosure

The Board will satisfy itself that appropriate policies and procedures are established regarding public disclosure communications and insider trading.  The Board will ensure that such policy establishes consistent guidelines for determining what information is material, how it is to be disclosed and to avoid selective disclosure, making all material disclosures on a widely disseminated basis. The Board will also establish policies aimed at:

•
monitoring internal controls relating to news releases and other public disclosures made by or on behalf of the Corporation to ensure that they are in accordance with applicable disclosure policies, and comply with legal and regulatory requirements;

•	informing all directors, officers and other employees of the Corporation about their obligation to preserve the confidentiality of undisclosed material information about the Corporation; and
•	informing all directors, officers and other employees about prohibitions about illegal insider trading and tipping under applicable law and stock exchange rules.

(e)         Corporate Governance

The Board will, with the advice of the Audit Committee or where applicable, its’ other committees:

•	review and update corporate governance standards from time to time;
•	establish committees and approve their respective charters;
•	establish policies and procedure for limiting the authority delegated to each committee and to members of management;
•	establish appropriate processes for the regular evaluation of the effectiveness of the Board and its committees, individual directors and the Chief Executive Officer;
•	develop clear position descriptions for the Chair of the Board and Chief Executive Officer;
•	approve the nomination of directors on the advice of the Corporate Governance and Nominating Committee;
•	review the adequacy and form of directors compensation to confirm that it realistically reflects the responsibilities and risk involved in being a director; and
•	provide an opportunity for the independent directors to meet separately at each regularly scheduled Board meeting and at such other times as is appropriate.

(f)          Other Matters

Notwithstanding the delegation to management of the authority to manage the business of the Corporation, the Board must approve the following:

•	any material departure from an established strategy or budget or corporate policy approved by the Board;
•	the entering into of any agreement or transaction the performance of which is material to the Corporation;
•	any offering of securities by the Corporation; and
•	such other matters as the Board may from time to time determine require its approval.

ROLE OF MANAGEMENT

Senior management of the Corporation is responsible for the day-to-day operations of the Corporation. Senior management is responsible for developing strategies to be approved by the Board, and is directly responsible for implementing such approved strategies. Management is also responsible for safeguarding and developing the Corporation's assets with a view to enhancing shareholder value.

The Corporation's governance policies are designed to create autonomy and effective decision-making of management, and to ensure appropriate oversight by the Board and its committees. Senior management, through the Chief Executive Officer, reports to and is accountable to the Board. The Board's approval of the business plan provides a mandate for management to conduct the affairs of the Corporation. Material deviations from the plan must be reported to and considered by the Board.

Management is responsible for developing a strategic plan and an annual business plan, including an annual operating and capital budget, for review and approval by the Board. The Board, in consultation with the Compensation Committee, is responsible for implementing a succession plan for the Chief Executive Officer and establishing objectives against which the Chief Executive Officer's performance is benchmarked. A portion of compensation is determined against defined corporate objectives and personal objectives which are established from time to time. Similar reviews and assessments are undertaken for other members of senior management in consultation with the Chief Executive Officer. When management performance is inadequate, the Board has the responsibility to bring about appropriate change. When management performance is effective, the Board has the responsibility to reward management accordingly.

BOARD COMMITTEES

1.         General

The Board carries out its responsibilities directly and through the Audit Committee, the Corporate Governance and Nominating Committee, the Compensation Committee, the Investment and Capital Committee, and such other committees as it may establish from time to time.

2.         Composition

All Board committees will be composed solely of Independent Directors who are selected by the Board on the recommendation of the Corporate Governance and Nominating Committee. A majority of the members of the Investment and Capital Committee shall be Independent Directors. Members of the Audit Committee must be Independent Directors and meet the additional independence requirements prescribed by applicable securities laws. Each member of the Audit Committee will also be financially literate within the meaning of National Instrument 52-110.

3.         Committee Chairs

Board committees will each be chaired by an Independent Director who is selected by the Board on the recommendation of the Corporate Governance and Nominating Committee. The chair of each Board committee will:

•	in consultation with the Chief Executive Officer, and the committee members, as appropriate, determine the date, time and location of meetings of the committee;
•	confirm that the committee's activities are consistent with, and fulfill, the duties and responsibilities set forth in its charter;
•	confirm that the duties and responsibilities of the committee, as set forth in its charter, are well understood by the committee members and executed as effectively as possible;
•	convene meetings of the committee as often as necessary to carry out its responsibilities effectively;
•
in consultation with the Chief Executive Officer, and other committee members, as appropriate, review meeting agendas to ensure that required business is brought before the committee to enable the committee to carry out its responsibilities;

•	chair all meetings of the committee;
•	communicate with appropriate members of senior management in fulfilling the duties and responsibilities set forth in the committee's mandate;
•
with the assistance of senior management, ensure that agenda items for all committee meetings are ready for presentation and that adequate information is distributed to committee members in advance of such meetings in order that committee members may properly inform themselves on matters to be acted upon;

•	ensure that minutes are kept of all committee meetings and sign minutes once approved by the committee;
•
report to the Board at its next meeting following any decision or recommendation arising from any meeting of the committee or the signing of a written resolution evidencing a decision or recommendation of the committee, including reporting on the considerations that led to such decision or recommendation; and

•	provide leadership to enable the committee to act as an effective team in carrying out its responsibilities;

4.         Committee Charter

Each committee has a charter which sets forth its duties and responsibilities, qualifications for membership, procedures for committee member appointment and removal and reporting to the Board. On an annual basis, each committee's charter is reviewed by both the committee itself and the Audit Committee, acting in its role of overseeing corporate governance activities.

5.         Board and Committee Meetings

(a)         Scheduling

Board meetings are scheduled in advance at appropriate intervals throughout the year. Board meetings shall be held not less than quarterly, and more often as is necessary. In addition to regularly scheduled Board meetings, additional Board meetings may be called upon proper notice at any time to address specific needs of the Corporation. The Board may also take action from time to time by unanimous written consent. A Board meeting may be called by the Chief Executive Officer or any director.

Each committee meets as often as it determines is necessary to fulfill its responsibilities. The Audit Committee meets not less than quarterly. A meeting of any committee may be called by the committee chair, the Chief Executive Officer or any committee member.

(b)         Agenda

The Chair and the Chief Executive Officer establish the agenda for each Board meeting in consultation with the other directors. Any director may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or at any Board meeting raise subjects that are not on the agenda for that meeting.

Committee chairs establish the agenda for each committee meeting. Any committee member may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or at any committee meeting raise subjects that are not on the agenda for the meeting.

Management distributes an agenda and meeting materials in advance of each Board or committee meeting to allow Board or committee members, as the case may be, sufficient time to review and consider the matters to be discussed.

(c)         Meetings of Independent Directors

To provide open discussion among the Independent Directors, Independent Directors meet separately at each regularly scheduled Board meeting without management present and at such other times as is deemed appropriate. Any Independent Director may request such a meeting.

(d)         Distribution of Information

Information that is important to the Board's understanding of the business and its agenda is distributed to directors in advance of Board meetings. Sensitive subject matters may be discussed at a meeting without written materials being distributed in advance of or at the meeting.

(e)         Preparation, Attendance and Participation

Each director is expected to be diligent in attending meetings of the Board, any committee of which he or she is a member and the annual meeting of the Shareholders. Meetings of the Board and its committees will usually be held in person but may, where appropriate, be held by telephone or video conference. A director who is unable to attend a Board or committee meeting in person may participate by telephone or teleconference.

(f)          Procedures

Procedures for Board meetings are determined by the Chair unless otherwise determined by the by-laws of the Corporation or a resolution of the Board.

Procedures for committee meetings are determined by the chair of the committee unless otherwise determined by the by-laws of the Corporation or a resolution of the committee or the Board.

6.         Director Compensation

The Compensation Committee has the responsibility for recommending to the Board compensation and benefits for service on the Board and on Board committees. In discharging this duty, the Compensation Committee will be guided by four principles: (i) compensation should fairly pay directors for work required in an issuer of the Corporation's size and scope; (ii) it should not exceed what is customary given the size and scope of the Corporation's business and operations; (iii) compensation should align directors' interests with the long-term interests of shareholders, and (iv) the structure of the compensation should be simple, transparent and easy for shareholders to understand. Not less often than annually, the Compensation Committee shall review directors' compensation and recommend any changes to the Board.

7.         Director Orientation and Continuing Education

The Corporate Governance and Nominating Committee is responsible for confirming that procedures are in place and resources are made available to provide new directors with a proper orientation to both the Corporation and their duties and responsibilities as directors and to provide other directors with appropriate continuing education opportunities.

In accordance with NI 58-101 and NP 58-201, new directors are provided with details of the Corporation’s organizational structure, the structure of the Board and its committees, compliance requirements for directors, corporate policies and by-laws. They also meet with a number of directors and senior management personnel of the Corporation and its material subsidiaries to learn of the functions and activities of the Corporation.

In accordance with NI 58-101 and NP 58-201, the Corporation has a process to provide an orientation and education program for new recruits to the Board. Such orientation and education program consists of orientation sessions with management.

8.         Board Access to Management, Outside Counsel and Advisors

The Board has complete access to members of senior management and the Corporation's outside counsel and advisors. It is the obligation of each director to use good judgment to ensure such contact is not distracting to the business and operations of the Corporation and that, except as may be inappropriate, the Chief Executive Officer is advised of all such retainers. The Board and its committees may invite any member of senior management, employee, outside advisor or other person to attend any of their meetings.

The Board and any of its committees may retain an outside advisor at the expense of the Corporation at any time and have the authority to determine the advisor's fees and other retention terms, provided that if the fees and expenses of any such outside advisor retained by a committee of the Board exceed, or are expected to exceed $100,000 the approval of the full Board for such retainer will be required. Individual directors may retain an outside advisor at the expense of the Corporation with the approval of the Board.

9.         Performance Assessment of the Board and its Committees

The Corporate Governance and Nominating Committee will continually review the effectiveness of the Board and its committees in fulfilling their duties and responsibilities. In addition, the Corporate Governance and Nominating Committee will evaluate individual directors to assess their suitability for nomination for re-election.

10.        Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics (the "Code"). The purpose of the Code is to ensure that the Corporation maintains a high level of trust and integrity and meets high ethical standards. Copies of this Code are available on the Corporation’s website at www.kingsway-financial.com.

The Board monitors compliance with its Code and satisfies itself regarding compliance with its Code by requiring that executives and directors annually certify compliance with the Code.

To ensure that directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest, we require disclosure of all related party transactions and agreements and ask that directors recuse themselves when a conflict arises.

11.        Feedback

The Board welcomes input and comments from shareholders of the Corporation. Input or comments for the Board or its committees should be directed to the Chair.

Any questions and requests for assistance may be directed to the

Proxy Solicitation Agent:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario

M5X 1E2

North American Toll Free Phone:

1-866-581-1479

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272